UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ARTESIAN RESOURCES CORP-CL A
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

043113208
(CUSIP NUMBER)

September 30, 2024
(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this
Schedule is filed:
[x]  Rule 13d - 1(b)
     Rule 13d - 1(c)
     Rule 13d - 1(d)

1. Name of Reporting Person
   T. Rowe Price Investment Management, Inc.
   85-4328500

2. Check the Appropriate Box if a Member of a Group
   NOT APPLICABLE

3. SEC Use Only

4. Citizenship or Place of Organization
   Maryland

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power*         878,473

6. Shared Voting Power*       0

7. Sole Dispositive Power*    884,334

8. Shared Dispositive Power   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   884,334

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
	9.4%

12. Type of Reporting Person
	IA

*Any shares reported in Items 5 and 6 are also reported in Item 7.

Item 1(a) Name of Issuer:
ARTESIAN RESOURCES CORP-CL A

Item 1(b) Address of Issuer's Principal Executive Offices:
664 CHURCHMANS RD, NEWARK, DELAWARE 19702

Item 2(a) Name of Person(s) Filing:
(1) T. Rowe Price Investment Management, Inc. (Price Investment Management)

Item 2(b) Address of Principal Business Office:
101 E. Pratt Street, Baltimore, MD 21201

Item 2(c) Citizenship or Place of Organization:
(1) Maryland

Item 2(d) Title of Class of Securities: COMMON STOCK

Item 2(e) Cusip Number: 043113208

Item 3: The person filing this Schedule 13G is an:
X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

Item 4: Reference is made to Items 5-11 on the preceding pages of this
        Schedule 13G.

Item 5: Ownership of Five Percent or Less of a Class
	Not Applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person

(1) Price Investment Management does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

        The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Investment Management serves as investment adviser.
        Any and all discretionary authority which has been delegated to Price Investment Management may be revoked in whole or in part at any time.

        Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by
        Price Investment Management which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Investment Management.

(2)     [T. ROWE PRICE SMALL-CAP VALUE FUND ]:
        T. ROWE PRICE SMALL-CAP VALUE FUND, of which
        T. Rowe Price Investment Management, Inc.
        is the investment adviser, holds the securities reported herein in their investment portfolio managed by T. Rowe Price Investment Management, Inc.
        and such funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that they hold.
        T. ROWE PRICE SMALL-CAP VALUE FUND
        has an interest in 537,321 of the class
        reported herein representing
        5.7% of the class.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
        Not Applicable

Item 8: Identification and Classification of Members of the Group
        Not Applicable

Item 9: Notice of Dissolution of Group
        Not Applicable

Item 10: Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
         T. Rowe Price Investment Management, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Investment Management is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

T. Rowe Price Investment Management, Inc.
Date: November 14, 2024
Signature: /s/ Ellen York
Name & Title: Ellen York, Vice President

09/30/2024